                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



(Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

         For the fiscal year ended    December 31, 2000

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

         For the transition period from            to

                         Commission file number 1-14443

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Gartner Group, Inc. Savings and Investment Plan


         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Gartner, Inc., 56 Top Gallant Road, Stamford, CT 06902-7747

GARTNER GROUP, INC.
SAVINGS AND INVESTMENT PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                                    PAGE
INDEPENDENT AUDITORS' REPORT                                                          1

FINANCIAL STATEMENTS:
Statement of net assets available for benefits as of December 31, 2000 and 1999       2
Statement of changes in net assets available for benefits
     for the year ended December 31, 2000                                             3
Notes to the financial statements for the years ended December 31, 2000 and 1999      4

SUPPLEMENTAL  SCHEDULES:
Schedule of assets held for investment purposes as of December 31, 2000              11

                               GARTNER GROUP, INC.
                           SAVINGS AND INVESTMENT PLAN

                       Financial Statements and Schedules

                           December 31, 2000 and 1999


                   (With Independent Auditors' Report Thereon)

                               GARTNER GROUP, INC.
                           SAVINGS AND INVESTMENT PLAN


                                Table of Contents


                                                                            PAGE
Independent Auditors' Report                                                  1

Statements of Net Assets Available for Benefits as of
    December 31, 2000 and 1999                                                2

Statements of Changes in Net Assets Available for Benefits
    for the Years Ended December 31, 2000 and 1999                            3

Notes to Financial Statements                                                 4


SCHEDULE

Schedule of Assets Held for Investment Purposes at End of Year               11

                          INDEPENDENT AUDITORS' REPORT


To the Participants and Administrator of the Gartner Group, Inc. Savings and Investment Plan:


We have audited the accompanying statements of net assets available for benefits of the Gartner Group, Inc. Savings and Investment Plan (the "Plan") as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 2000 and 1999 and the changes in the net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of Plan's management. The supplemental schedule has been subject to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ KPMG LLP
St. Petersburg, Florida
May 18, 2001

                               GARTNER GROUP, INC.
                           SAVINGS AND INVESTMENT PLAN
                 Statements of Net Assets Available for Benefits
                           December 31, 2000 and 1999


                                                                  2000             1999
                                                              ------------     ------------
Assets:
   Investments:
      Cash                                                    $    163,775           78,608
      Investments in registered investment company shares      145,322,090      141,945,003
      Corporate common stock                                     2,192,648        2,205,531
      Participant loans                                          2,542,932        1,956,421
                                                              ------------     ------------
         Total investments                                     150,221,445      146,185,563
                                                              ------------     ------------

   Receivables:
      Employer contribution                                      2,180,205        3,712,557
      Participant contribution                                     488,789               --
      Other                                                          1,348           11,636
                                                              ------------     ------------
         Total receivables                                       2,670,342        3,724,193
                                                              ------------     ------------
         Total assets                                          152,891,787      149,909,756
                                                              ------------     ------------

Liabilities:
   Accrued expenses                                                 73,218           57,074
   Refunds of excess contributions                                  46,959            7,072
                                                              ------------     ------------
      Total liabilities                                            120,177           64,146
                                                              ------------     ------------
      Net assets available for benefits                       $152,771,610      149,845,610
                                                              ============     ============


See accompanying notes to the financial statements.

                               GARTNER GROUP, INC.
                           SAVINGS AND INVESTMENT PLAN

                       Statements of Changes in Net Assets
                             Available for Benefits

                 For the years ended December 31, 2000 and 1999


                                                                        2000               1999
                                                                    ------------      ------------
Additions:
   Net (depreciation) appreciation in fair value of investments     $(24,276,362)       22,546,041
   Interest                                                              186,803           142,402
   Dividends                                                          12,197,680        10,399,374
                                                                    ------------      ------------
                                                                     (11,891,879)       33,087,817

   Transfers to and from other plans, net                                     --         1,431,421
   Contributions:
      Participant                                                     22,034,840        16,673,190
      Employer                                                         9,822,186         6,626,916
                                                                    ------------      ------------
        Total additions                                               19,965,147        57,819,344
                                                                    ------------      ------------

Deductions:
   Benefits paid to participants                                      16,941,003        10,171,399
   Administrative expenses                                                98,144           103,973
                                                                    ------------      ------------
      Total deductions                                                17,039,147        10,275,372
                                                                    ------------      ------------
      Increase in net assets available for benefits                    2,926,000        47,543,972

Net assets available for benefits:
   Beginning of year                                                 149,845,610       102,301,638
                                                                    ------------      ------------
   End of year                                                      $152,771,610       149,845,610
                                                                    ============      ============



See accompanying notes to the financial statements.

                               GARTNER GROUP, INC.
                           SAVINGS AND INVESTMENT PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999


(1)    DESCRIPTION OF THE PLAN

       The following description of the Gartner Group, Inc. Savings and Investment Plan (the "Plan") provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan provisions.

       (a)    GENERAL

              The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan has been amended and restated at various times in order to comply with regulatory guidance, most recently as of October 12, 2000.

              The Plan covers substantially all domestic full time employees of Gartner Group, Inc. and its wholly owned subsidiaries (collectively the "Company" or "Employer"). Any employee who customarily works at least 20 hours per week (minimum of 1,000 hours per year) and is at least 21 years of age is eligible to participate in the Plan.

       (b)    ADMINISTRATION

              The Plan is administered by the Administrative Committee (the "Plan Committee") which is appointed by the Company's Board of Directors. The Plan Committee is responsible for all administrative aspects of the Plan, including selection of trustees and investment managers, establishment of investment alternatives, determination of benefit eligibility and benefit calculations and interpretation of Plan provisions. The Plan Committee has appointed officers of the Company to act as trustees (the "Trustees") to administer the Plan. Administrative expenses are to be paid by the Plan through the use of participant forfeitures. Any administrative expenses in excess of participant forfeitures will be paid by the Company. For the plan years ended December 31, 2000 and 1999, all expenses were paid by the Plan.

       (c)    CONTRIBUTIONS

              Participating employees may make annual contributions to the Plan in percentages of not less than 1 percent or more than 25 percent of total annual compensation (15 percent pre-tax, 10 percent post-tax), as defined in the Plan agreement, subject to Internal Revenue Service ("IRS") limitations.

              For 2000, the Company is required to match pre-tax participant contributions up to a maximum of 4 percent of a participant's total compensation, or $4,200, which is 40 percent of the IRS pre-tax contribution limitation for the year ended December 31, 2000.

                               GARTNER GROUP, INC.
                           SAVINGS AND INVESTMENT PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999


              For 1999, the Company was required to match pre-tax participant contributions up to a maximum of 2 percent of a participant's total compensation, or $2,000, which was 20 percent of the IRS per-tax contribution limitation for the year ended December 31, 1999. The Plan also provided for an additional discretionary match of up to 2 percent of an employee's annual compensation solely at the discretion of the Company's Board of Directors based on the financial results of the Company. This contribution was limited to 20 percent of the IRS pre-tax contribution limitation. A discretionary match was made for 1999.

              The Plan also provides for a profit sharing contribution comprised of the following elements:

              - Fixed amount - an amount equal to 1 percent of a participant's base compensation, subject to an IRS limitation.

              - Discretionary amount - an amount in excess of the fixed amount solely at the discretion of the Company's Board of Directors based on the financial results of the Company.

              A Company matching contribution of $227,295 and $0, an additional Employer discretionary match contribution of $0 and $2,314,382 and fixed profit sharing contribution of $1,952,910 and $1,398,175 have been presented as an Employer contribution receivable in the Plan financial statements as of December 31, 2000 and 1999, respectively.

       (d)    PARTICIPANTS ACCOUNTS

              Separate accounts are maintained for each participant of the Plan through the Fidelity Management Trust Company ("Fidelity"). The participants' accounts are adjusted to reflect contributions and investment earnings such as interest, dividends, and realized and unrealized investment gains and losses.

              Cash, invested in the Fidelity Retirement Money Fund, in the amount of $163,755 at December 31, 2000 and $78,608 at December 31, 1999, although a component of the Plan's net assets, is not specifically allocated to participants' accounts and is non-participant directed. This unallocated cash held by the Plan was primarily the result of participants' forfeitures.

       (e)    INVESTMENTS

              Participants may elect to invest in a variety of specialized investment funds and may make transfers among investment funds at their discretion in whole percentages. The Company's Board of Directors has authorized Fidelity to execute transactions upon direction from the participant within the framework of the trust instrument.

                               GARTNER GROUP, INC.
                           SAVINGS AND INVESTMENT PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999


       (f)    VESTING

              Participants are immediately vested in their own contributions and in the Employer's matching contributions. Participants vest in the profit sharing contribution ratably over a five-year period based on date of hire. The date of hire for the employees of acquired companies continues to be their historical date of hire for vesting purposes.

       (g)    LOANS TO PARTICIPANTS

              Loans to participants are permitted, with the Trustees' consent, in accordance with the limits provided by the Internal Revenue Code. Loans bear interest at a rate equal to prime plus 1 percent which ranged between 9.25 percent and 10.5 percent for loans made during the year ended December 31, 2000, and 8.75 percent and 9.25 percent for loans made during the year ended December 31, 1999. Participants receiving loans from the Plan must execute an interest bearing promissory note in the amount of the loan. The terms of the promissory note require that all participants repay their loans based upon a fixed repayment schedule not to exceed a five-year period, except in the case of a primary residence loan whose repayment period is extended to 15 years. Participant loans are subject to a $1,000 minimum amount and limited to 50 percent of a Participant's vested account balance, not to exceed $50,000.

       (h)    PAYMENT OF BENEFITS

              Benefits are paid upon retirement (on or after age 55 for 2000, 65 for 1999), disability, death or termination of employment, and may also be distributed prior to termination of employment upon reaching age 59-1/2 or because of certain immediate and severe financial needs. Participants may elect to receive their benefits in a lump sum equal to the vested value of their account or in equal installments over a fixed period of time. Participants may also elect to purchase an individual or joint and survivor annuity.

       (i)    PLAN TERMINATION

              Although it has not expressed any intent to do so, the Company reserves the right to fully or partially terminate the Plan at any time by action of the Board of Directors or its designee. In such an event, the interest of all participants will become fully vested in their account balance as of the date of full or partial termination.


(2)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       (a)    BASIS OF ACCOUNTING

              The financial statements have been prepared using the accrual basis of accounting.

                               GARTNER GROUP, INC.
                           SAVINGS AND INVESTMENT PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999


       (b)    VALUATION OF INVESTMENTS

              The Plan's investments are valued at fair value based upon market prices quoted for the respective funds.

       (c)    USE OF ESTIMATES

              The preparation of financial statements in conformity with generally accepted accounting principles requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

       (d)    RISKS AND UNCERTAINTIES

              The Plan provides for various investment options. Investment securities are exposed to various risks such as interest rate, market and credit. Due to the risk associated with investment securities and the uncertainty related to changes in the value of such securities, it is at least reasonably possible that changes in risks in the near term could materially affect participant's account balances and the amounts reported in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits.

       (e)    INVESTMENT TRANSACTIONS AND RELATED INCOME

              Purchases and sales of interests in the investment funds, along with realized gains and losses, are accounted for on the trade date. Realized gains and losses on the sale of investments are calculated based upon the difference between the net sale proceeds and the quoted market value of the fund shares at the beginning of the year or the purchase date, if later. Unrealized gains and losses on investments held by the Plan at December 31, 2000 and 1999, respectively, are calculated based upon the difference between the quoted market value of fund shares held at the end of the year less their quoted market value at the beginning of the year or acquisition date if acquired during the year. Realized and unrealized gains and losses are included in net (depreciation) appreciation in fair value of investments in the accompanying statement of changes in net assets available for plan benefits.

              Dividend income represents the Plan's share in dividend income of the investment funds in which the Plan participates. Income from other investments is recorded as earned on an accrual basis.

                               GARTNER GROUP, INC.
                           SAVINGS AND INVESTMENT PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999


       (f)    ACCOUNTING CHANGE

              In September 1999, the American Institute of Certified Public Accountants issued Statement of Position 99-3, Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters (SOP 99-3). SOP 99-3 simplifies the disclosure for certain investments and is effective for plan years ending after December 15, 1999. The Plan adopted SOP 99-3 during the year ending December 31, 1999. Accordingly, information previously required to be disclosed about participant-directed fund investment programs is not presented in the Plan's 2000 and 1999 financial statements.

       (g)    NEW ACCOUNTING PRONOUNCEMENTS

              In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS No. 133"). SFAS No. 133 requires that an entity recognize all derivatives and measure those instruments at fair value.

              SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. Pursuant to SFAS No. 137, the Plan is required to adopt SFAS No. 133 effective January 1, 2001. Management has not yet determined the impact of SFAS No. 133 on the Plan financial statements.


(3)    INVESTMENTS

       Substantially all of the Plan's assets are invested in commingled investment funds managed by Fidelity. A brief description of the funds and investments is as follows:

       (a)    GARTNER, INC. STOCK FUND

              The assets of this fund are substantially invested in Gartner, Inc. Class A Common Stock. This Fund also maintains interest-bearing cash, $110,661 and $99,658 at December 31, 2000 and 1999, respectively, to meet liquidity needs from participant withdrawals or transfers.

       (b)    FIDELITY RETIREMENT MONEY MARKET FUND

              Investments are held in a diversified portfolio of domestic and international short term fixed income securities such as corporate commercial paper, certificates of deposit, Treasury notes and bills and bankers acceptances.

                               GARTNER GROUP, INC.
                           SAVINGS AND INVESTMENT PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999


       (c)    OTHER FUNDS

              The Magellan, Growth Company, OTC Portfolio and Overseas Funds invest in debt and equity securities of companies of varying sizes with above average growth potential to achieve long-term capital appreciation. The Equity Index Fund seeks to match the total return of the Standard & Poor 500 Index. The Puritan, Equity Income and Intermediate Bond Funds seek current income and capital preservation as well as the potential for capital appreciation by investing in a diversified portfolio of common and preferred stocks and bonds. The Fidelity Freedom Funds are asset allocation funds that invest in 17 other underlying Fidelity mutual funds; there are four funds that are managed to specific target retirement dates - 2000, 2010, 2020, and 2030 and a fifth fund, the Fidelity Freedom Income Fund, for those actively seeking high current income.

              Investments exceeding 5 percent of Plan assets as of December 31, 2000 and 1999 are summarized as follows:

                                                   2000            1999
                                               ------------    ------------
              Retirement Money Market Fund     $ 15,488,820      15,073,218
              Magellan Fund                      33,595,004      36,486,211
              Growth Company Fund                42,478,667      40,416,536
              Puritan Fund                       11,558,706      11,143,442
              Equity Income Fund                 15,952,448      15,201,572
              OTC Portfolio Fund                 10,779,024      12,172,522

              During 2000, the Plan's investments (including investments bought, sold, and held during the year) depreciated in value by $24,276,362 as follows:

                                                                  YEAR ENDED DECEMBER 31,
                                                              ------------------------------
                                                                  2000              1999
                                                              ------------       -----------
              Investments at fair value was determined by
                 quoted at market price:
                    Registered investment company shares      $(22,497,445)       22,707,156
                    Common stock                                (1,778,917)         (161,115)
                                                              ------------       -----------

                                                              $(24,276,362)       22,546,041
                                                              ============       ===========


(4)    PLAN TAX STATUS

       The Plan obtained its latest determination letter on July 24, 1995, in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. The Plan administrator believes that the Plan is designed and operated in compliance with the applicable requirements of the Internal Revenue Code.

                               GARTNER GROUP, INC.
                           SAVINGS AND INVESTMENT PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999


(5)    PLAN TRANSFER AND MERGERS

       On August 31, 1998, Gartner Group, Inc. entered into an Agreement and Plan of Consolidation among Harcourt Brace & Company and several affiliated companies to form a new company to combine their computer-based interactive learning businesses. Gartner subsequently transferred certain assets and approximately 185 U.S. employees to the new company. The former Gartner employees then joined the 401k plan offered by Harcourt General, the parent of Harcourt Brace & Company. On February 1, 1999, the Plan transferred $745,009 representing the vested balances from these former employees to the Harcourt 401(k) plan.

       On December 1, 1999, the 401(k) Retirement Plan maintained by Inteco Corporation, an affiliated company and the 401(k) Retirement Plan maintained by The Warner Group, Inc., an affiliated company, were merged into the Plan and the net assets of the Inteco and Warner plans were transferred to the Plan trustee. The total amount transferred was $2,172,539.


(6)    EXCESS EMPLOYER CONTRIBUTION

       During 2000, the Employer discovered it had miscalculated employer contributions on certain pay periods during the year. The impact to the Plan financial statements is an overstatement of employer contributions, understatement of other payables, overstatement of distributions, and understatement of other receivables. Although the amounts are not estimated to be material to the Plan's financial statements, the Company is in the process of determining the recoverable amount of these excess employer contributions and the feasibility and methodology of self-correction.


(7)    SUBSEQUENT PLAN CHANGES

       On October 12, 2000, the Plan was amended effective January 1, 2001 to lower the age of participation to 18 from 21, to allow for automatic enrollment with a 4 percent pre-tax deferral for all eligible, newly hired employees, to name the Fidelity Freedom 2000 Fund as the Plan's default fund replacing the Fidelity Retirement Money Market Fund, to eliminate the requirement to obtain spousal consent, if married, for loans and distributions on all new money, and to make certain technical changes.

       On April 19, 2001, the Plan was amended to eliminate all alternative forms of distribution other than a lump sum payout. This provision will be effective 90 days after effective notice is provided to the participants. This change applies to all participants' accounts except those that are attributable to the prior pension plan. Thus, the alternative forms of distribution, including qualified joint and survivor annuities, will be retained solely for balances deriving from the former pension plan.

                                                                      SCHEDULE 1


                               GARTNER GROUP, INC.
                           SAVINGS AND INVESTMENT PLAN
         Schedule of Assets Held for Investment Purposes at End of Year
                                December 31, 2000


                                                                      CURRENT
          DESCRIPTION                                 SHARES           VALUE
--------------------------------------------------------------------------------
FMTC Institutional Cash Portfolio*                     110,661     $    110,661
Fidelity Retirement Money Market Fund*              15,488,820       15,488,820
Fidelity Magellan Fund*                                281,601       33,595,004
Fidelity Growth Company Fund*                          594,689       42,478,667
Fidelity Puritan Fund*                                 613,845       11,558,706
Fidelity Equity Income Fund*                           298,567       15,952,448
Fidelity Freedom Income Fund*                           14,698          164,173
Fidelity Freedom 2010 Fund*                             53,962          746,834
Fidelity Freedom 2020 Fund*                             59,243          862,584
Fidelity Freedom 2030 Fund*                             57,347          860,212
Fidelity Intermediate Bond Fund*                       300,703        3,019,061
Fidelity Overseas Fund*                                162,711        5,592,369
Fidelity OTC Fund*                                     262,583       10,779,024
Fidelity U.S. Equity Index Fund*                        91,376        4,277,302
Loans to Plan participants (interest rates
   ranging from 7 percent to 11 percent)                    --        2,542,932
Gartner, Inc. Class A Common Stock**                   317,775        2,192,648
                                                                   ------------
                                                                   $150,221,445
                                                                   ============

 *  Party-in-interest - affiliate of Plan custodian
**  Party-in-interest - Sponsor of the Plan

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                 Gartner Group, Inc. Savings and Investment Plan

Date: June 29, 2001              By: /s/ Regina M. Paolillo
      -------------                 --------------------------------------------

                                 Name:  Regina M. Paolillo
                                      ------------------------------------------

                                 Title: Committee Chairman
                                       -----------------------------------------
                                        Executive Vice President &
                                        Chief Financial Officer
                                        Gartner, Inc.



                                    EXHIBITS

Exhibit Number                  Description of Exhibits
--------------                  -----------------------

     1*                Independent Auditors' Consent, KPMG LLP.


----------
* Filed herewith.

                                                                       EXHIBIT 1

                         CONSENT OF INDEPENDENT AUDITORS


The Board of Directors
Gartner, Inc.:


We consent to incorporation by reference in the registration statement (No. 1-14443) on Form S-8 of Gartner Group, Inc., of our report dated May 18, 2001, relating to the statements of net assets available for plan benefits of the Gartner Group, Inc. Savings and Investment Plan as of December 31, 2000 and 1999, the related statements of changes in net assets available for plan benefits for the years ended December 31, 2000 and 1999, and the related supplemental schedule of assets held for investment purposes at end of year as of December 31, 2000 which report appears in the December 31, 2000 annual report on Form 11-K of the Gartner Group, Inc. Savings and Investment Plan.


/s/ KPMG LLP
St. Petersburg, Florida
June 27, 2001